

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 1, 2017

Eleftherios Papageorgiou
Chief Executive Officer
Entranet, Inc.
110 East Broward Blvd, Suite 1700
Fort Lauderdale, FL 33301

>**Re:** **Entranet, Inc.**
>**Registration Statement on Form S-1**
>**Filed January 6, 2017**
>**File No. 333-215446**

Dear Mr. Papageorgiou:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary Information

Business, page 5

1.   You disclose in the fourth paragraph on page 7 that the distribution agreement is filed as exhibit 10.9. It appears to have been filed as exhibit 10.8. Please revise throughout.

Risk Factors, page 8

2.   We note your statement in the third bullet point that you have generated no revenues. Your financial statements show that you generated $11,787 in revenue for the fiscal year ended December 31, 2015. Please revise.

Risk Factors

We have filed intellectual property rights…, page 16

3.   Please update the disclosure to reflect the current status of your trademark application.

If in the future we are not be required to continue filing…, page 22

4.   Your disclosure states that you will not be subject to the going private regulations. Please delete or provide us with your basis in support of this statement.

Selling Stockholders, page 24

5.   We note that the footnotes below your selling stockholder table do not correspond to the shareholders identified by those footnotes in the table. Please revise.

Description of Business

Theodoros Theocharis – Consultant, page 57

6.   You state that the agreement with Mr. Theocharis terminated on December 31, 2015 but he still provides minimal consulting services to you. Please clarify the terms under which he continues to provide consulting services, including whether the consulting agreement has been renewed. Similarly clarify the disclosure for Mr. Kontos.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page, 67

7.   Please disclose how long you can continue to operate with your current capital.

Description of Property, page 68

8.   Please update the disclosure relating to your expired lease agreement in the last sentence of this section.

Certain Relationships and Related Transactions, page 69

9.   Please update the status of the advance by Mr. Papageorgiou, which was expected to be repaid in June 2015. Also, revise the reference to exhibit 10.10 as this agreement appears to have been filed as exhibit 10.9.

Executive Compensation, page 72

10.   Please update this section to provide compensation disclosure for the most recently completed fiscal year.

Employment Agreements with Management, page 74

11.   According to your disclosure, each of your employment agreements has terminated. Please revise to clarify the employment arrangement with your management and file related agreements as exhibits.

Exhibits, page 79

Exhibit 5.1

12.   The opinion submitted by counsel is dated January 5, 2017 but opines on the validity of the shares as of December 12, 2016. In addition, it states that there are "approximately 46 shareholder holdings 1,323,472 shares" when the disclosure on page 26 of the Form S-1 discloses that there are a total of 43 shareholders and only a portion of these shareholders are selling shares pursuant to this registration statement. Please submit a revised opinion.

Exhibit 10.8

13.   Please file a complete copy of this exhibit. We note the reference to Schedule II in paragraph 5.1.

Signatures, page 81

14.   Please indicate the capacities in which Mr. Papageorgiou is signing the registration statement. Refer to Instructions (1) and (2) under Signatures in Form S-1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: William Eilers, Esq.
        Eilers Law Group, P.A.